

02007757

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number: 3235-0123
Expires: September 30, 1998
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
MAR 1 1 2002
PROCESSING

SEC FILE NUMBER
8- 44614

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BYRNE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Hobart Lane
(No. and Street)

Westhampton Beach	New York	11978
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Byrne (631) 288-1878
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stanley Marks & Company LLP
(Name — *if individual, state last, first, middle name*)

55 Hilton Avenue	Garden City	NY	11530
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Byrne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Byrne Securities, Inc., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No Exceptions

Colleen D Valin
My Commission CC876752
Expires October 4, 2003

[signature]
Signature

President
Title

Colleen D Valin
Notary Public
COLLEEN D VALIN

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BYRNE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

BYRNE SECURITIES, INC.

Statement of Financial Condition

Table of Contents

Stanley Marks & Company LLP
Certified Public Accountants and Consultants

55 Hilton Avenue
Garden City, NY 11530
516 / 739-0090 FAX 516 / 739-3161

32 Fostertown Rd.
Newburgh, NY 12550
845 / 565-5400 FAX 845 / 565-9487
smco@stanleymarksllp.com

Alan R. Marks, CPA
David W. Marks, CPA
Scott M. Stone, CPA
G. Wayne Day, CPA, CIRA

Stanley Marks, Consultant

January 21, 2002

To the Board of Directors of
Byrne Securities, Inc.
Westhampton Beach, New York:

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Byrne Securities, Inc. as of December 31, 2001. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Byrne Securities, Inc. as of December 31, 2001, in conformity with U.S. generally accepted accounting principles.



STANLEY MARKS & COMPANY LLP
Certified Public Accountants and Consultants

Stanley Marks & Company LLP

BYRNE SECURITIES, INC.

Statement of Financial Condition
December 31, 2001

ASSETS

Current Assets	
Cash and Cash Equivalents	$ 2,262
Due from Clearing Broker	271,742
Deposit with Clearing Broker	51,633
Investment in Stock	3,300
Total Current Assets	328,937
Fixed Assets	
Property, Equipment and Leasehold Improvements (Net of Accumulated Depreciation and Amortization of $45,275)	10,870
Total Assets	$339,807

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Accrued Expenses	$ 6,000
Long Term Liabilities	
Commitments and Contingencies	
Liabilities Subordinated to Claims of General Creditors	0
Total Liabilities	6,000
Stockholder's Equity	
Common Stock, No Par Value-Shares Authorized 2001 Outstanding 100	200,000
Additional Paid-In Capital	448,209
Accumulated Deficit	(314,402)
Total Stockholder's Equity	333,807
Total Liabilities and Stockholder's Equity	$339,807

The accompanying notes are an integral part of the financial statements.

See Independent Auditor's Report

BYRNE SECURITIES, INC.

Notes to Statement of Financial Condition
December 31, 2001

1. Organization

Byrne Securities, Inc. ("Company") is a registered broker/dealer and a member of the National Association of Securities Dealers, Inc. The Company operates as an introducing broker and does not hold funds or securities for, or owe any money or securities to, customers and does not carry accounts of, or for, customers.

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Due From Clearing Broker

Account consists solely of cash held by the clearing agent for the Company.

Investments

As of December 31, 2001, investments include stock in a non-publicly traded security. This investment is recorded at cost that approximates the fair market value.

Depreciation

Depreciation is provided on property and equipment on the straight-line method over the estimated useful lives of the assets.

Upon sale or retirement of property and equipment, the cost and related depreciation are eliminated from the accounts and the resulting gain or loss, if any, is reflected in other income.

Major additions are capitalized and depreciated, maintenance and repairs which do not improve or extend the life of the respective assets are expensed currently.

BYRNE SECURITIES, INC.

Notes to Statement of Financial Condition
December 31, 2001

2. Summary of Significant Accounting Policies Cont'd

Securities Transactions

Proprietary security transactions are recorded on a trade date basis. Customer related commission revenues and expenses are recorded on a trade date basis.

Income Taxes

The company's stockholder has elected S corporation status for both federal and state income tax purposes, and, as such, income flows through to the stockholder's individual income tax returns. As a result, the Company pays no federal income taxes. Minimum state taxes are paid and included in general and administrative expenses.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Clearing Broker

The clearing and depository operations for the Company's securities transactions are provided by a clearing broker pursuant to a clearing agreement.

4. Liabilities Subordinated to Claims of General Creditors

The Company had a subordinated note agreement (the "Subordinated Note") with the stockholder in the amount of $300,000 at December 31, 2000, providing for semi-annual interest payments at 7% per annum. The Subordinated Note had an original maturity date of January 15, 2002.

In January 2001, the owner received approval from the NASD to convert the loan to equity as additional paid-in capital.

BYRNE SECURITIES, INC.

Notes to Statement of Financial Condition
December 31, 2001

5. Related Party Transactions

Substantially all of the Company's commission revenue is derived from a related party (Byrne Capital Management, LP), for which the stockholder of the Company has substantial control. The company is a general partner in Byrne Capital Management, L.P.

6. Regulatory Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had regulatory net capital and a net regulatory capital requirement of $318,006 and $100,000, respectively. The Company's aggregate indebtedness to regulatory net capital ratio was .02 to 1.

7. Off-Balance Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counterparties in the above situation. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

8. Concentrations of Credit Risk

The Company maintains its cash balances in two financial institutions. At times, cash balances may exceed FDIC or SIPC insurance limits.

Stanley Marks & Company LLP

Certified Public Accountants and Consultants

55 Hilton Avenue
Garden City, NY 11530
516 / 739-0090 FAX 516 / 739-3161

32 Fostertown Rd.
Newburgh, NY 12550
845 / 565-5400 FAX 845 / 565-9487
smco@stanleymarksllp.com

Alan R. Marks, CPA
David W. Marks, CPA
Scott M. Stone, CPA
G. Wayne Day, CPA, CIRA

Stanley Marks, Consultant

January 21, 2002

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors of
Byrne Securities, Inc.
Westhampton Beach, New York:

In planning and performing our audit of the financial statements and supplemental schedules of Byrne Securities, Inc. ("Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

Stanley Marks & Company LLP

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Stanley Marks & Company LLP

STANLEY MARKS & COMPANY LLP
Certified Public Accountants and Consultants